                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 3)*

                            Brainworks Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   105029 10 2
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                                 (CUSIP Number)

                                Marc J. Schwartz
                               101 Marietta Street
                                   Suite 3450
                             Atlanta, Georgia 30303
                                 (404) 757-3272
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   May 8, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

---------------
           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 105029 10 2                                          PAGE 2 OF 4 PAGES

                                 SCHEDULE 13D/A

---------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dean Andersen
---------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (A)[X]
                                                                                                         (B)[ ]

---------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
---------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]

---------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------------------------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES                              217,692
      BENEFICIALLY        -------------------------------------------------------------------------------------
        OWNED BY          8         SHARED VOTING POWER
          EACH                               0
       REPORTING          -------------------------------------------------------------------------------------
         PERSON           9         SOLE DISPOSITIVE POWER
          WITH                               217,692
                          -------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                             0
---------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         217,692

---------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

---------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.9%
---------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
---------------------------------------------------------------------------------------------------------------

CUSIP NO. 105029 10 2                                          PAGE 3 OF 4 PAGES

---------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald Ratajczak
---------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A) [X]
                                                                                                        (B) [ ]

---------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS**

         OO
---------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]

---------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
---------------------------------------------------------------------------------------------------------------
       NUMBER OF           7        SOLE VOTING POWER
         SHARES                              311,000**
      BENEFICIALLY         ------------------------------------------------------------------------------------
        OWNED BY           8        SHARED VOTING POWER
          EACH                               0
       REPORTING           ------------------------------------------------------------------------------------
         PERSON            9        SOLE DISPOSITIVE POWER
          WITH
                           ------------------------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                             12.7%
---------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         311,000**
---------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]

---------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.7%
---------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
---------------------------------------------------------------------------------------------------------------

** Including options to purchase 177,500 shares of the Issuer's common stock that are immediately excisable.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 to Schedule 13D, which Schedule was originally filed with the Securities and Exchange Commission (the "SEC") on April 17, 2000 and amended by Amendments No. 1 and No. 2 thereto filed with the SEC on May 23, 2000 and

CUSIP NO. 105029 10 2                                          PAGE 4 OF 4 PAGES

February 26, 2001, respectively relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Brainworks Ventures, Inc., formerly known as Auric Metals Corporation (the "Company"), and amends Items 3 and 5 of such Schedule to include the text set forth below which relates to the Reporting Persons, Dean Anderson and Donald Ratajczak.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 8, 2001, Mr. Andersen and Dr. Ratajczak became entitled to receive 40,000 shares and 100,000 shares, respectively, of Common Stock in connection with the merger of Executive Venture Partners, Ltd., a privately-held Massachusetts corporation ("EVP"), with and into EVP Acquisition Corporation, a Georgia corporation and wholly-owned subsidiary of the Company ("EVP"), whereby EVP became a wholly-owned subsidiary of the Company (the "EVP Merger"). Pursuant to the Agreement and Plan of Merger (the "EVP Merger Agreement") by and among the Company, EVP Acquisition, EVP and the shareholders of EVP signatory thereto, including the Reporting Persons, 2,000 shares of EVP's common stock held by Mr. Andersen were converted into the right to receive 40,000 shares of Common Stock and 5,000 shares of EVP's common stock held by Dr. Ratajczak were converted into the right to receive 100,000 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(b) See Items 7-13 of the cover pages. With respect to the shares the Reporting Persons became entitled to receive pursuant to the EVP Merger, 2,551 of such shares held by Mr. Andersen and 6,378 of such shares held by Dr. Ratajczak are currently held in escrow to satisfy certain indemnification claims the Company may make pursuant to the EVP Merger Agreement. As the Reporting Persons retain voting control over such shares held in escrow, they are deemed to beneficially own such shares. The percentage of outstanding shares of Common Stock set forth on the cover pages has been computed based on 2,450,934 shares of Common Stock outstanding (i) 950,953 of which were reported outstanding on the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000, filed with the SEC on February 20, 2001; (ii) 799,981 of which were issued pursuant to the terms of the Agreement and Plan of Merger by and among the Company, EBL Acquisition Corporation and eBusinessLabs, Inc. dated December 29, 2001; (iii) 500,000 of which are issuable pursuant to the terms of the EVP Merger Agreement; and (iv) 200,000 of which were issued upon the exercise of a stock option held by an officer of the Company on April 30, 2001.

                  (c) On May 23, 2001, Mr. Anderson sold 4,000 shares of Common Stock for $6.00 per share.

SIGNATURE

         After reasonable inquiry, each of the undersigned certify that to the best of his knowledge and belief that the information set forth in this statement is true, complete and correct.


Dated: June 11, 2001                         By: /s/ Dean Andersen
                                                -------------------------------
                                                Dean Andersen


                                             By: /s/ Donald Ratajczak
                                                -------------------------------
                                                Donald Ratajczak